Exhibit 99.1

ASX, Nasdaq and Media Release

19 March 2024

Opthea to Host Key Opinion Leader Event on Sozinibercept (OPT-302) in Wet Age-Related Macular Degeneration on April 3, 2024

Melbourne, Australia and Princeton, NJ, March 19, 2024 -- Opthea Limited (ASX:OPT; NASDAQ:OPT; “Opthea”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, today announced it will host a virtual key opinion leader (KOL) event on Wednesday, April 3, 2024, from 10:00 to 11:30 am ET, featuring presentations from global retina experts:

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Arshad M. Khanani, MD, MA, FASRS, Sierra Eye Associates and University of Nevada, Reno School of Medicine
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Charles C. Wykoff, MD, PhD, Retina Consultants of Texas and Blanton Eye Institute, Houston Methodist Hospital
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Veeral S. Sheth, MD, MBA, FASRS, FACS, University Retina and Macula Associates, University of Illinois at Chicago

This event will focus on the potential of sozinibercept to transform patient outcomes by delivering superior vision gains in wet age-related macular degeneration (wet AMD), with KOL perspectives on (1) the wet AMD treatment landscape and unmet medical need addressed by sozinibercept’s novel mechanism of action, (2) the Phase 2b data demonstrating superiority in combination with standard-of-care therapy, and (3) the company's two ongoing global Phase 3 registrational trials (COAST and ShORe) evaluating sozinibercept in combination with standard-of-care VEGF-A inhibitors.

Additionally, Opthea will provide a strategic outlook. A live question and answer session will follow the formal presentations. To register for this live webcast, click here. A replay of the webcast will be made available on the Company’s website

About Arshad M. Khanani, MD, MA, FASRS

Arshad M. Khanani, MD, MA, FASRS is dedicated to advancing innovative treatment options for patients suffering from retinal diseases. Over a decade ago, he established the clinical research department at Sierra Eye Associates, which has since evolved into one of the foremost clinical research sites nationwide. With a wealth of experience, he has assumed the role of principal investigator for more than 120 clinical trials, consistently ranking as a top enroller in the nation across multiple Phase 1-3 trials. Notably, Dr. Khanani recently chaired the Phase 3 GATHER2 steering committee for IZERVAY™, playing a pivotal role in IZERVAY's approval for geographic atrophy. His contributions extend to over 100 authored or contributed scientific publications in prominent ophthalmology journals.

Dr. Khanani actively participates as a member of national and international clinical trial steering committees, in addition to serving on scientific advisory boards. Dr. Khanani also serves as the lead principal investigator for multiple national and global clinical trials. He is often sought after as a guest speaker and lecturer at prestigious national and international gatherings. In pursuit of advancements in vitreoretinal care, Dr. Khanani initiated the Clinical Trials at the Summit (CTS) meeting, aiming to foster dialogue on clinical trial execution, design, and data analysis.

Dr. Khanani holds elected membership in esteemed organizations such as the Macula Society and Retina Society, in addition to being the recipient of numerous distinguished awards. In 2019, he was honored with the Nevada Business Magazine Healthcare Heroes Physician of the Year award in recognition of his unwavering commitment to the field of ophthalmology. Dr. Khanani has been bestowed with the Senior Honor Award from the American Society of Retina Specialists (ASRS) and was also awarded the prestigious ASRS Presidents’ Young Investigator Award in 2021. Furthermore, in 2023, he was invited to deliver the esteemed Ernst Bodenheimer Memorial Lecture at the Wilmer Eye Institute at Johns Hopkins University.

In February 2024, Dr. Khanani joined Opthea as its Chief Medical Advisor, while retaining his practice, sponsorship, and research activities. Prior to his new role at Opthea, Dr. Khanani served as a principal investigator for Opthea’s ShORe Phase 3 pivotal trial.

About Charles C. Wykoff, MD, PhD

Charles C. Wykoff, MD, PhD is a board-certified Medical and Surgical Retina Specialist and ophthalmologist with Retina Consultants of Texas (RCTX). Leading a top international research facility for vitreoretinal diseases, Dr. Wykoff serves as Director of Research at RCTX and the Greater Houston Retina Research Foundation (GHRRF), and Chairman of the Research and Clinical Trials Subcommittee, Retina Consultants of America. In addition, he serves as the elected Deputy Chair of Ophthalmology for the Blanton Eye Institute, Houston Methodist Hospital.

Dr. Wykoff has been awarded the American Academy of Ophthalmology Secretariat and Achievement Awards as well as the American Society of Retina Specialists Senior Honor and Young Investigator Awards.

Dr. Wykoff serves as the Chief Investigator for Opthea’s COAST Phase 3 pivotal trial and is on Opthea’s Clinical Advisory Board.

About Veeral S. Sheth, MD, MBA, FASRS, FACS

Veeral Sheth, MD, MBA, FACS, is a native Chicagoan that specializes in diseases of the retina and vitreous. He also is a Clinical Assistant Professor at the University of Illinois at Chicago. Dr. Sheth completed his ophthalmology residency at the Illinois Eye and Ear Infirmary where he served as Chief Resident. After residency, Dr. Sheth completed his fellowship at the University of Chicago in Retinal Surgery. He completed his MBA at Northwestern University’s Kellogg School of Management.

Dr. Sheth is a Partner at University Retina and Macula Associates. He is Director of Clinical Trials at one of the busiest clinical trial sites in the country. He has been principal investigator for over 60 clinical trials and has research interests in macular degeneration, diabetic retinopathy, vein occlusion, as well as surgical pathology. He is involved in clinical trials developing new drugs, delivery devices, and gene therapy.

Dr. Sheth is an active member of the American Society of Retina Specialists, Retina Society, American Academy of Ophthalmology, The Association for Research in Vision and Ophthalmology, and the European Society of Retina Specialists. He is the Chairman Emeritus of the Board of Directors for Meals on Wheels Chicago. Dr. Sheth is fluent in English, Spanish, and Gujarati.

Dr. Sheth is a principal investigator for Opthea’s ShORe Phase 3 pivotal trial.

About Sozinibercept

Sozinibercept (OPT-302) is a soluble form of vascular endothelial growth factor receptor 3 (VEGFR-3) expressed as an immunoglobulin G1 (IgG1) Fc-fusion protein. It binds and neutralizes the activity of VEGF-C and VEGF-D on their endogenous receptors, VEGFR-2 and VEGFR-3. Research indicates that targeted inhibition of VEGF-C and VEGF-D can prevent blood vessel growth and vascular leakage, which contribute to the pathophysiology of retinal diseases including wet AMD. Sozinibercept has received Fast Track Designation from the U.S. FDA for the treatment of wet AMD.

Positive results from the Phase 2b study of sozinibercept, administered in combination with standard of care, LUCENTIS®(ranibizumab), for the treatment of wet AMD, published in Ophthalmology, met the pre-specified primary efficacy endpoint of a statistically superior gain in visual acuity at 24 weeks, compared to ranibizumab alone. In addition, secondary outcomes were positive for the combination therapy with sozinibercept, including more participants with gains in vision of 10 or more letters and improved anatomy, with a reduction in swelling and vascular leakage, with a favorable safety profile.

About Opthea

Opthea (ASX:OPT; NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe,NCT04757610,) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to the standard-of-care anti-VEGF-A agents. To learn more, visit our website and follow us on X and LinkedIn.

Authorized for release to ASX by Fred Guerard, CEO

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